Exhibit 99.2

English Summary of Supplemental Agreement to Secondhand Housing Purchase & Sale Contract of Beijing Municipality

The Seller: Beijing Dejingxin Trading Co., Ltd.

The Buyer: Shanghai Huaqianshu Information Technology Co., Ltd. Beijing Branch Company

In accordance with the “Contract Law of the People’s Republic of China”, “Law of the People’s Republic of China on Administration of Urban Real Estate”, “Beijing Regulations on Administration of Transfer of Urban Real Estate” and other related laws and regulations, and on the basis of the Secondhand Housing Purchase & Sale Contract of Beijing Municipality dated November 26, 2012 between the Seller and the Buyer (hereinafter referred to as the “Purchase & Sale Contract”), both parties, after negotiations, hereby enter into this Supplemental Agreement with respect to the method of payment and payment provisions of the Houses (as defined below) sold by the Seller to the Buyer:

1. The houses under this Agreement are Rooms 1501-1505, 1507-1509, 1404-1408, 01 (south), Anhua Development Building, No.35 Anding Road, Chaoyang District, Beijing (hereinafter referred to as the “Houses”).

2. Because Beijing Chaoyang District Construction Commission temporarily does not provide the service for the supervision of the transaction fund for secondhand housing , it is agreed by both parties after friendly negotiations that proprietary fund is not transferred through the proprietary transaction fund supervision account for secondhand housing in Chaoyang District. Now, the Buyer deposits the contract price of the Houses, i.e. RMB 74,240,000.00 (in figures) or RMB seventy-four million two hundred and forty thousand (in words), into the fund supervision account opened with Beijing Wangjing Sub-branch, China CITIC Bank in the name of the Seller (hereinafter referred to as the “Fund Supervision Account”). On the next day after such depositing by the Buyer into the Fund Supervision Account, the Seller shall deposit the down payment into the Fund Supervision Account for fund supervision.

The Seller guarantees to complete the ownership transfer registration formalities of the Houses and transfer the property right of the Houses to the Buyer within 90 working days after the transaction price of the Houses is deposited into the Fund Supervision Account and it is confirmed that the transaction price is received by such account. Within 8 working days after obtaining the Acceptance Notice of Housing Registration, the Buyer shall assist the Seller in completing the formalities on the discharge of the Fund Supervision Account and guarantee that the Seller can make normal use of the fund in the Fund Supervision Account. On the same day, the Buyer and the Seller shall complete the formalities on the discharge of down payment under supervision and the Seller shall refund the contract down payment to the Buyer. The payment of the deposit interest of the down payment by the Seller to the Buyer is subject to the Buyer providing an invoice covering the amount of the deposit interest of down payment. If the Buyer fails to assist the Seller in completing the formalities concerning the discharge of the Fund Supervision Account within 8 working days after obtaining the Acceptance Notice of Housing Registration, the following shall apply (item (1) and item (2) are not cumulative): (1) if the delay is less than three working days, the Buyer shall pay to the Seller a penalty of 0.1% of the transaction price of the Houses per delayed day, which shall be paid to the Seller within three days after the completion of the discharge formalities; (2) if the delay continues for more than three working days, the Buyer shall pay to the Seller a penalty of 10% of the transaction price of the Houses.

3. This Agreement shall have the same legal effect as the Purchase & Sale Contract. In case of any discrepancy between this Agreement and the Purchase & Sale Contract, this Agreement shall prevail.

4. This Agreement is executed in triplicate, with each party retaining one copy.

The Seller: Beijing Dejingxin Trading Co., Ltd. (signature & seal)

The Buyer: Shanghai Huaqianshu Information Technology Co., Ltd. Beijing Branch Company (signature & seal)